United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on February 5, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on February 9, 2009.

Item 4

Summary of Material Change

On February 5, 2009, Minera Andes Inc. (the “Corporation” or “Minera Andes”) entered into a letter agreement with Robert R. McEwen, a director and existing shareholder of the Corporation, pursuant to which Mr. McEwen or an affiliate of Mr. McEwen will purchase, on a private placement basis, 121,212,121 common shares of the Corporation  at a price of C$0.33 per share, for proceeds of C$40.0 million.  The subscription price is equal to the closing price of the Corporation’s common shares on the Toronto Stock Exchange on February 4, 2009. The Corporation and Mr. McEwen entered into a formal subscription agreement on February 9, 2009 regarding the private placement.  A copy of the formal subscription agreement is available under the Corporation’s profile on www.sedar.com.

Item 5.1

Full Description of Material Change

On February 5, 2009, the Corporation entered into a letter agreement with Robert R. McEwen, a director and existing shareholder of the Corporation, pursuant to which Mr. McEwen or an affiliate of Mr. McEwen will purchase, on a private placement basis, 121,212,121 common shares of the Corporation (the “Offered Shares”) at a price of C$0.33 per share, for proceeds of C$40.0 million.  The subscription price is equal to the closing price of the Corporation’s common shares on the Toronto Stock Exchange (the “TSX”) on February 4, 2009. The Corporation and Mr. McEwen entered into a formal subscription agreement on February 9, 2009 regarding the private placement.  A copy of the formal subscription agreement is available under the Corporation’s profile on www.sedar.com.

Of the proceeds, approximately US$11.3 million will be applied to fund the Corporation’s share of the cash call in respect of its 49% interest in the San José Project and US$17.5 million will be applied to repay the Corporation’s outstanding indebtedness to Macquarie Bank Limited.  The balance of the proceeds will be used for general corporate purposes and exploration. Closing of the offering is anticipated to occur on February 16, 2009 to allow sufficient time for the portion of the proceeds that will applied to fund the cash call to be transferred to Argentina in light of applicable restrictions on foreign currency transactions under Argentinean law.

The completion of the offering is subject to a number of conditions including obtaining approval of the TSX.  Mr. McEwen presently owns, or exercises control or direction over, 46,057,143 common shares, or 24.3% of the issued and outstanding common shares.  The issuance of the 121,212,121 common shares to Mr. McEwen pursuant to the proposed private placement (which represents 63.7% of the currently issued and outstanding 190,158,851 common shares) will result in Mr. McEwen exercising control or direction over 167,269,264 common shares, or approximately 53.7% of the then issued and outstanding 311,370,972 common shares. Mr. McEwen will also have the right to appoint two additional directors to the board of Minera Andes, bringing the total directors appointed by Mr. McEwen to three.

The Corporation’s joint venture partner in the San José Project, Hochschild Mining plc, has offered the Corporation an extension to March 3, 2009 of the February 17, 2009 deadline for payment of the cash call, to allow for the complexities of transferring funds to Argentina.  The Corporation has accepted this offer, with gratitude to Hochschild Mining plc.

Under the TSX Company Manual, shareholder approval would be required as a result of the fact that (i) the number of common shares issued pursuant to the private placement will be in excess of 25% of the currently issued and outstanding common shares of the Company at an issue price below the volume weighted average price of the common shares on the TSX during the five trading days up to and including February 4, 2009, the day preceding the date of the letter agreement made between the Corporation and Mr. McEwen, and (ii) the private placement will result in greater than 10% of the outstanding common shares of the Corporation being issued to an insider of the Corporation.

The Corporation has applied to the TSX under the provisions of Section 604(e) of the TSX Company Manual for an exemption from securityholder approval requirements. The members of the Special Committee of the Corporation’s Board of Directors, Allan Marter, Donald Quick and Victor Lazarovici (each of whom is free from any interest in the offering), have authorized such application and have concluded that the Corporation is in serious financial difficulty as a result of the cash call for the San José Project and the outstanding bank indebtedness, the private placement is intended to improve the Corporation’s financial situation, and the private placement is reasonable for the Corporation under the circumstances.

The TSX has advised that it has not yet granted its approval of the Corporation’s reliance on Section 604(e) pending the provision of additional information regarding the Corporation’s financial condition, its obligations with respect to the funding of the San José Project, and Mr. McEwen’s involvement with the Corporation and the availability of alternative transactions. The TSX has advised that the Corporation will automatically be subject, in the ordinary course, to a de-listing review as a result of relying on the financial hardship exemption under Section 604(e).  The Corporation believes that, upon completion of the private placement, it will be in compliance with all of the TSX listing requirements.

The private placement will also be a related party transaction for the purposes of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions (“MI-61-101”). It is the intention of the Corporation to avail itself of the exemptions set forth in sections 5.5(g) and 5.7(1)(e) of MI 61-101 from provisions that would otherwise require the Corporation to obtain a formal valuation and the approval of its minority shareholders, respectively, in connection with the private placement, on the basis that the Special Committee (being all of the independent directors of the Corporation for this purpose) and the board of directors having determined that the Corporation is in serious financial difficulty and the private placement is designed to improve the financial position of the Corporation, and that the terms of the private placement are reasonable in the circumstances to the Corporation, all as described above.

As the letter agreement and formal subscription agreement were not entered into until February 5, 2009 and February 9, 2009 respectively, and because of the time and procedural steps required under applicable restrictions on foreign currency transactions under Argentinean law to cause the portion of the proceeds that will applied to fund the cash call to be transferred to Argentina, completion of the private placement must occur on or before February 16, 2009.  Accordingly  the Corporation is unable to file this material change report more than 21 days before the expected date of the completion of the private placement.

A copy of this material change report will be sent without charge to any shareholder of the Corporation upon request to Art Johnson (Spokane Office) at 111 East Magnesium Road, Ste. A, Spokane, WA 99208 USA, or Krister A. Kottmeier, investor relations – Canada (Vancouver Office), at 911-470 Granville Street, Vancouver, B.C. V6C 1V5.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9

Date of Report

February 18, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES
C$40.0 MILLION PRIVATE PLACEMENT WITH ROBERT R. MCEWEN

SPOKANE, WASHINGTON – February 8, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”, TSX:MAI and US OTC:MNEAF) announced today that it has entered into a letter agreement with Robert R. McEwen, a director and existing shareholder of the Corporation, pursuant to which Mr. McEwen or an affiliate of Mr. McEwen will purchase, on a private placement basis, 121,212,121 common shares of the Corporation (the “Offered Shares”) at a price of C$0.33 per share, for proceeds of C$40.0 million.  The subscription price is equal to the closing price of the Corporation’s common shares on the Toronto Stock Exchange (the “TSX”) on February 4, 2009.

Closing of the offering is anticipated to occur on February 13, 2009 following close of trading on the TSX.  Of the proceeds, approximately US$11.3 million will be applied to fund the Corporation’s share of the cash call in respect of its 49% interest in the San José Project and US$17.5 million will be applied to repay the Corporation’s outstanding indebtedness to Macquarie Bank Limited.  The balance of the proceeds will be used for general corporate purposes and exploration.

The completion of the offering is subject to a number of conditions including obtaining approval of the Toronto Stock Exchange (“TSX”).  Mr. McEwen presently owns, or exercises control or direction over, 46,057,143 common shares, or 24.3% of the issued and outstanding common shares.  The issuance of the 121,212,121 common shares to Mr. McEwen pursuant to the proposed private placement (which represents 63.7% of the currently issued and outstanding 190,158,851 common shares) will result in Mr. McEwen exercising control or direction over 167,269,264 common shares, or approximately 53.7% of the then issued and outstanding 311,370,972 common shares.

Under the TSX Company Manual, shareholder approval would be required as a result of the fact that (i) the number of common shares issued pursuant to the private placement will be in excess of 25% of the currently issued and outstanding common shares of the Company at an issue price below the volume weighted average price of the common shares on the TSX during the five trading days up to and including February 4, 2009, the day preceding the date of the letter agreement made between the Corporation and Mr. McEwen, and (ii) the private placement will result in greater than 10% of the outstanding common shares of the Corporation being issued to an insider of the Corporation.

The Corporation has applied to the TSX under the provisions of Section 604(e) of the TSX Company Manual for an exemption from securityholder approval requirements. The members of the Special Committee of the Corporation’s Board of Directors, Allan Marter, Donald Quick and Victor Lazarovici (each of whom is free from any interest in the offering), have authorized such application and have concluded that the Corporation is in serious financial difficulty as a result of the cash call for the San José Project and the outstanding bank indebtedness, the private placement is intended to improve the Corporation’s  financial situation, and the private placement is reasonable for the Corporation under the circumstances.

The TSX has advised that the Corporation will automatically be subject, in the ordinary course, to a de-listing review as a result of relying on the financial hardship exemption under Section 604(e).  The Corporation believes that, upon completion of the private placement, it will be in compliance with all of the TSX listing requirements.

The private placement will also be a related party transaction for the purposes of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions. It is the intention of the Corporation to avail itself of certain exemptions set out in such Instrument from provisions that would otherwise require the Corporation to obtain a formal valuation and the approval of its minority shareholders in connection with the private placement.

Our joint venture partner in the San José Project, Hochschild Mining plc, has offered the Corporation an extension to March 3, 2009 of the February 17, 2009 deadline for payment of the cash call, to allow for the complexities of transferring funds to Argentina.  The Corporation has accepted this offer, with gratitude to Hochschild Mining plc.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds approximately 304,000 acres of mineral exploration land in Argentina.  Minera Andes holds a 49% interst in the San José Project, an operating gold and silver mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news release is submitted by Allan J. Marter, a Director and the Chairman of the Special Committee of the Board of Directors of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that financing will be secured within the time required.    Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  February 18, 2009